EXHIBIT 12.1

Pacer International, Inc.

Computation of the Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	December 25, 1998 2/	December 31, 1999 3/	December 29, 2000	December 28, 2001	December 27, 2002	Nine Months Ended September 19, 2003 4/
Earnings:
Income before taxes and minority interest charge	$33.2	$29.4	$29.3	$11.4	$41.6	$30.5
Plus: Interest expense	—	18.6	34.1	39.6	31.7	14.9
Loss on extinguishment of debt	—	—	—	—	0.8	12.1
Estimated interest on rent	16.4	16.6	22.0	28.2	29.2	21.9

Total	49.6	64.6	85.4	79.2	103.3	79.4

Fixed Charges:
Interest expense	—	18.6	34.1	39.6	31.7	14.9
Minority interest charge	—	1.1	1.6	0.8	—	—
Plus: Estimated interest portion of rent expense 1/	16.4	16.6	22.0	28.2	29.2	21.9

Total	$16.4	$36.3	$57.7	$68.6	$60.9	$36.8

Ratio of Earnings to Fixed Charges	3.0	1.8	1.5	1.2	1.7	2.2

1/ Total rent expense	$49.7	$50.4	$66.7	$85.6	$88.5	$66.4
Percentage	33.0%	33.0%	33.0%	33.0%	33.0%	33.0%

Estimated interest portion of rent expense	$16.4	$16.6	$22.0	$28.2	$29.2	$21.9
2/	Prior to November 1998, Pacer International operated as the Stacktrain Services division of APL Land Transport Services, Inc., a wholly-owned subsidiary of APL Limited. In November 1998, APL Land Transport Services, Inc. transferred all of its non-stacktrain assets to its parent, APL Limited. In connection with our recapitalizataion and acquisition of Pacer Logistics, Inc. in May 1999, APL Land Transport Services, Inc. was renamed Pacer International, Inc. Therefore, amounts for the fiscal year ended December 25, 1998 are not comparable to subsequent years’ data.
3/	Includes results of Pacer Logistics only since acquisition by us on May 28, 1999. Therefore, amounts for the fiscal year ended December 31, 1999 are not comparable to subsequent years’ data.
4/	Total rent expense for the nine months ended September 19, 2003 was estimated using 9/12 of the fiscal year 2002 amount.